12/10/02

VF 12-6-02

02053094

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC MAIL PROCESSING RECEIVED DEC - 2 2002 WASH, D.C. 154 SECTION

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-5255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNITED EQUITIES COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Broadway
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Moses Marx (212) 349-2875
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacob Edelstein CPA
(Name — *if individual, state last, first, middle name*)

21 East 40th Street (Address) New York (City) NY (State) 10016 (Zip Code)

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

P

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moses Marx, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Equities Company, as of September 30, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUSAN S. GOLDENBERG
Notary Public, State of New York
No. 01GO6067664
Qualified in Kings County
Commission Expires December 10, 2005

Signature

Member

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT
21 EAST 40TH STREET
NEW YORK, NY 10016
(212) 779-8923

United Equities Company
160 Broadway
New York, New York 10038

ACCOUNTANT'S REPORT

Gentlemen:

I have examined the Schedules and Statements of the Financial Reports as of September 30, 2002 of United Equities Comany. My examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission.

In my opinion, the Schedules and Statements present fairly the financial position of United Equities Company as of September 30, 2002 in the form required by the Securities and Exchange Commission, in conformity with that of the preceding year. My examination of the respondents' books and records revealed no material inadequacies to exist since the date of the last previous audit.

Respectfully Submitted,

Certified Public Accountant

New York, New York
November 25, 2002

UNITED EQUITIES COMPANY
BALANCE SHEET
AS AT SEPTEMBER 30, 2002

ASSETS

Current Assets	
Cash in bank - unrestricted	$ 115,496
Cash in bank - restricted	14,117
Trading and Investment Accounts - Securities at Market	1,423,835
Due from brokers - dealers	921,998
Total current assets	2,475,446
Fixed Assets	
Fixtures and Equipment	143,754
Less: Accumulated Depreciation	122,954
Total fixed assets	20,800
Other Assets	
Security Deposit	708
TOTAL ASSETS	**$ 2,496,954**

LIABILITIES AND NET WORTH

Liabilities	
Accounts Payable	$ 32,649
Net Worth	
Partners' Net Worth	2,464,305
TOTAL LIABILITIES AND NET WORTH	**$ 2,496,954**

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Income

Commissions	$ 2,677
Loss on Principal Transactions	(494,225)
Interest and Dividends	8,625
Total	(482,923)

Expenses

Clerical and Employee Expenses	139,838
Guaranteed payment to Partners	133,728
Commission Expense	15,544
Communications	27,078
Occupancy Costs	64,625
Interest Expense	12,056
Other Expenses	195,722
Total	588,591
NET LOSS	$ (1,071,514)

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY

STATEMENT OF CHANGES IN PARTNER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2002

BALANCE - OCTOBER 1, 2001	$ 3,835,819
Drawings	(300,000)
Net Loss for the period	(1,071,514)
BALANCE - SEPTEMBER 30, 2002	$ 2,464,305

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

NONE

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:	
Net loss	$(1,071,514)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	8,828
	(1,062,686)
Changes in operating assets and liabilities:	
Decrease in Trading and Investment Accounts	3,365,368
Increase in Fixed Assets	(9,956)
Decrease in Accounts Payable	(151)
Decrease in Due to Brokers - Dealers	(1,975,940)
Net cash provided by operating activities	316,635
Cash flow from financing activities	
Withdrawal by partner	300,000
Increase in Cash	16,635
Cash - beginning of year	112,978
Cash - end of year	$ 129,613

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
COMPUTATION OF NET CAPITAL (RULE 15c3 - 1)
AS AT SEPTEMBER 30, 2002

ASSETS

Cash in bank - unrestricted	$ 115,496
Cash in bank - restricted	14,117
Trading and Investment Accounts -	
Securities at Market	1,423,835
Due from brokers - dealers	921,998
Fixed Assets	20,800
Other Assets	708
TOTAL ASSETS	2,496,954

LIABILITIES

Accounts payable	32,649

CAPITAL

Partners' Net Worth	2,464,305
Less: Fixed and Other Non-Allowable Assets	(57,023)
Net Capital before Haircuts	2,407,282
Less: Haircuts	225,568
Adjusted Net Capital	**$ 2,181,714**

Ratio of Liabilities to Net Capital - .014965 to 1

Reconciliation of Adjusted Net Capital

Per Form X-17-A-5	**$ 2,181,714**

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
SEPTEMBER 30, 2002

Computation for determination of the reserve requirements (Rule 15c3-3)

Exempt under paragraph K-(2) (A)

Information relating to possession or control requirements (Rule 15c3-3)

Not applicable

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
SEPTEMBER 30, 2002
ANNUAL AUDIT REPORT

My review of the system of internal control, procedures for safeguarding securities and accounting system of your company, indicates that no material inadequacies exist therein.

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT